Exhibit (a)(71)

Dear Shareholder of Cascal

SUBSEQUENT OFFER PERIOD FOR THE REMAINING SHARES OF CASCAL EXPIRE

JULY 30, 2010

We are pleased to highlight that following the completion of the initial tender offer for Cascal N.V., in which Sembcorp is now a 92.26% shareholder, we have made available an opportunity for the remaining Cascal shareholders to divest their shares by commencing a subsequent offer period.

As disclosed in the Offer to Purchase, now that the initial tender offer has been consummated, subject to and in accordance with applicable laws, Sembcorp intends to cause Cascal to (1) delist the Shares from the New York Stock Exchange, (2) suspend Cascal’s obligation to file reports under Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”), pending termination of registration of the Shares under the Exchange Act and (3) terminate the registration of the Shares under the Exchange Act.

This subsequent offer period will expire at 5:00 p.m. New York City time on Friday, July 30, 2010. If you have not tendered into the offer, we highly recommend that you do so as soon as possible.

We encourage you to read the enclosed copy of the press release dated July 9, 2010.

If you have any questions on the offer, please contact the Offer Information Agent, MacKenzie Partners, Inc., the Information Agent for the Offer, at 212-929-5500 or toll-free at 800-322-2885.

Yours Sincerely,

Sembcorp Industries